Sullivan & Worcester LLP	T 202 775 1200
1666 K Street, NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

August 2, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Growth & Income Fund)

CIK 0000034273

(File No. 333-182593)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on July 25, 2012, with respect to the registration statement on Form N-14 that was filed by Virtus Equity Trust (“Equity Trust”) on July 9, 2012, relating to the reorganization of Virtus Core Equity Fund, a series of Virtus Insight Trust, into Virtus Growth & Income Fund, a series of Equity Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement and pro forma combining financial information. Revised pages of the foregoing documents are attached.

Set forth below is each comment and the Fund’s response thereto.

1.	Comment: In the Q&A Section, the Staff believes the response to the question “Are there differences between the investment objectives and investment strategies of Core Equity and Growth &Income?” should begin with “Yes.”

Response: Requested change has been made. Please see attached.

2.	Comment: In the Q&A Section, please add the question “Will my Fund expenses increase as a result of the Reorganization?” and a response beginning with “Yes” and an explanation that gross and net fund expenses will go up.

Response: Requested disclosure has been added. Please see attached.

3.	Comment: On page 5 of the Summary, in the paragraph following the question “Why is the Reorganization being proposed?” please add a discussion explaining that the advisory fee and the fund expense ratio will increase after the Reorganization.

BOSTON            NEW YORK            WASHINGTON, DC

U.S. Securities and Exchange Commission

August 2, 2012

Response: Requested disclosure has been added. Please see attached.

4.	Comment: Please explain the reason that the costs of this Reorganization are split between the target fund and the Adviser, while the Adviser is paying all the costs of the reorganization of Value Equity Fund into Quality Large-Cap Value Fund.

Response: The Board was presented with certain information from Fund Management which indicated that the total expenses of the surviving fund would be lower than the total operating expenses of the Core Equity Fund on a pro forma basis, thus providing a savings to shareholders of the Core Equity Fund. Fund Management proposed, and the Board agreed, that based on the potential savings to Core Equity Fund’s shareholders, the Fund should incur a portion of the costs of the merger.

With respect to the costs of the reorganization of Value Equity Fund into Quality Large-Cap Value Fund, the Board was presented with information from Fund Management that indicated that total savings to the Funds would be less substantial. Fund Management proposed, and the Board agreed, that the Adviser should incur the costs of the merger.

5.	Comment: On page 6, in the last paragraph, please provide support for the statement that the investment objectives for the funds are substantially similar.

Response: Paragraph has been revised to state that the investment objectives for the funds are similar, and further explanation has been added. Please see attached.

6.	Comment: On page 7 in the third paragraph after the table, please add disclosure to address the possible tax consequences to the shareholders of the surviving fund due to the possible sell-off of a substantial portion of the assets of the target fund.

Response: Requested disclosure has been added. Please see attached.

7.	Comment: Beginning on page 8, the Fees and Expense information shown for Core Equity should be as of the end of its most recent fiscal year on December 31, 2011, while the information for Growth & Income should be as of the end of its most recent fiscal year on March 31, 2012.

Response: Requested change has been made. Please see attached.

8.	Comment: On page 8, in the Shareholder Fees table, the columns for the Maximum Deferred Sales Charge should be changed from “None” to “1%”, while the footnote can explain that this charge would be applied in limited circumstances.

Response: Requested change has been made. Please see attached.

U.S. Securities and Exchange Commission

August 2, 2012

9.	Comment: In the Federal Income Tax Consequences Section on page 20, if the target fund has capital loss carryforwards that are material, please add the amounts and the expiration dates for them.

Response: Requested disclosure has been added. Please see attached.

10.	Comment: In the pro forma financial information, in the first paragraph, add “audited” in front of Annual Report.

Response: Requested disclosure has been added. Please see attached.

11.	Comment: In the pro forma financial information, in the 4th paragraph, the pro forma amounts should be adjusted to show the costs of the Reorganization.

Response: Requested change has been made. Please see attached.

12.	Comment: In the pro forma financial information, in the 7th paragraph, disclose the estimated costs of the Reorganization.

Response: Requested disclosure has been added. Please see attached.

13.	Comment: In the pro forma financial information, disclose the amounts and the expiration dates of any capital loss carryforwards.

Response: Requested disclosure has been added. Please see attached.

14.	Comment: In the pro forma financial information, if no securities of the target fund will be sold in connection with the Reorganization, add a statement to that effect; if securities of the target fund are expected to be sold as art of the Reorganization, identify the target fund’s portfolio securities to be sold and an estimate of the costs of such sales.

Response: Requested disclosure has been added. Please see attached.

15.	Comment: Add Tandy disclosures.

Response: The requested language is set forth below.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

U.S. Securities and Exchange Commission

August 2, 2012

2)	staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Ann Flood

Q & A FOR SHAREHOLDERS

While we encourage you to read the full text of the enclosed Prospectus/Proxy Statement, here is a brief overview of the proposed reorganization that will be the subject of a shareholder vote.

Q.	What issue am I being asked to vote on at the upcoming special meeting on October 2, 2012?

A.	Shareholders of Virtus Core Equity Fund (“Core Equity”) are being asked to approve an Agreement and Plan of Reorganization (the “Plan”) that provides for the reorganization (the “Reorganization”) of Core Equity, a series of Virtus Insight Trust (“Insight Trust”) into Virtus Growth & Income Fund (“Growth & Income”), a series of Virtus Equity Trust.

Q.	Why did the Board of Trustees approve the Reorganization?

A.	The Reorganization is part of a restructuring designed to eliminate the offering of overlapping funds with similar investment objectives and strategies within the Virtus Mutual Funds complex, while simultaneously creating economies of scale for the surviving funds that are intended to lower fund expenses. Growth & Income has a similar investment objective, and its performance for the three-year and year-to-date periods ended April 30, 2012 has exceeded that of Core Equity, although it underperformed for the one- and five-year periods. In addition, effective immediately upon the completion of the Reorganization, the Adviser to the Funds will contractually waive 0.05% of its advisory fee for Growth & Income for one year. Total fund operating expenses on a pro-forma basis for the combined Funds will continue to be subject to a voluntary expense cap, although the Adviser may terminate this expense cap at any time. The Reorganization could create better efficiencies for the portfolio management team and perhaps lower expenses for Growth & Income as assets grow, which will benefit shareholders of Core Equity.

Q.	What will happen to my existing shares?

A.	Your shares of Core Equity will be exchanged for shares of Growth & Income. Therefore, if you own Class A, Class C or Class I shares of Core Equity, you will own Class A, Class C or Class I shares, respectively, of Growth & Income following the Reorganization. You will not pay any sales charges in connection with the Reorganization. The shares of Growth & Income that you receive following the Reorganization will have an aggregate net asset value equal to the aggregate net asset value of your shares of Core Equity immediately prior to the Reorganization so that the value of your investment will be exactly the same immediately before and immediately after the Reorganization.

Q.	Will Fund expenses increase as a result of the Reorganization?

A.	Yes, gross fund operating expenses will be higher after the Reorganization, but net fund operating expenses will be lower due to a voluntary expense cap provided by the Adviser. Total gross fund operating expenses for the 12 months ended December 31, 2011 for Class A, Class C and Class I shares of Core Equity are 1.28%, 2.03% and 1.08%, respectively, while total gross operating expenses for the 12 months ended March 31, 2012 for the Class A, Class C and Class I shares of Growth & Income are 1.48%, 2.23% and 1.23%, respectively; however, as a result of the Reorganization and contractual advisory fee waiver provided by the Adviser, Growth & Income’s expenses are expected to be reduced to 1.34%, 2.09% and 1.09% for the Class A, Class C and Class I shares, respectively, on a pro forma basis. While the gross advisory fee for Growth & Income is higher than that of Core Equity, effective immediately upon the completion of the Reorganization, the Adviser to the Funds will contractually waive 0.05% of its advisory fee for Growth & Income so that it remains at the current advisory fee level for Core Equity for one year. In addition, the Adviser has voluntarily agreed to limit the total operating expenses (excluding interest, taxes, extraordinary expenses and acquired fund fees and expenses, if any) of Growth & Income upon completion of the Reorganization so that such expenses do not exceed, on an annualized basis, 1.25%, 2.00%, and 1.00% for the Class A, Class C and Class I shares, respectively. The Adviser may terminate these expense caps at any time. Furthermore, it is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale.

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Q.	Are there differences between the investment objectives and investment strategies of Core Equity and Growth & Income?

A.

Yes. The investment objective of Core Equity is providing capital appreciation, while the investment objective of Growth & Income is capital appreciation and current income. The investment strategies for Core Equity are substantially similar to those for Growth & Income, but there are some differences. Core Equity normally invests in common stocks, generally of companies with market capitalizations in excess of $1 billion at the time of purchase, while Growth & Income generally invests in issuers having capitalizations within the range of companies included in the Russell 1000® Index. In addition, Core Equity’s subadviser selects securities considered to be undervalued and that represent growth opportunities by focusing on a company’s sales, earnings and valuation, while Growth & Income’s security selection uses an econometric analysis of each sector and the industries therein, followed by a fundamental analysis within the industries to identify securities that the portfolio managers believe offer superior return opportunity.

Q.	Will I incur any transaction costs as a result of the Reorganization?

A.	No. Shareholders will not incur any transaction costs, e.g., sales charges or redemption fees, as a result of the Reorganization.

Q.	What is the timetable for the Reorganization?

A.	If approved by shareholders of record at the Meeting, the Reorganization is expected to occur on or about October 5, 2012.

Q.	Will the Reorganization create a taxable event for me?

A.	No. The Reorganization is expected to be a tax-free transaction for federal income tax purposes.

Q.	What happens if the Reorganization is not approved?

A.	If shareholders of Core Equity do not approve the Plan, the Reorganization will not take effect and the Board of Trustees of Insight Trust will consider other possible courses of action in the best interests of Core Equity and its shareholders.

Q.	Has the Board of Trustees approved the proposal?

A.	Yes. The Board unanimously approved the Reorganization as set forth in the Plan and recommends that you vote FOR the Plan.

Q.	Who will pay for the legal costs and proxy solicitation associated with the proposal?

A.	All of the costs incurred by the Funds in connection with the Reorganization will be split evenly between Core Equity and Virtus Investment Advisers, Inc. If the Plan is not approved, Virtus Investment Advisers, Inc. or one of its affiliates will pay the expenses incurred by Core Equity and Growth & Income in connection with the Reorganization (including the cost of any proxy soliciting agent). In such event, no portion of the expenses will be borne directly or indirectly by Core Equity, Growth & Income or their shareholders.

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statutory trust, which is also an open-end management investment company registered under the 1940 Act. The investment objective of Core Equity is similar to that of Growth & Income, as follows:

Fund	Investment Objective

Core Equity	Providing capital appreciation.

Growth & Income	Capital appreciation and current income.

The investment strategies for Core Equity are substantially similar to those for Growth & Income, but there are some differences. Core Equity normally invests in common stocks, generally of companies with market capitalizations in excess of $1 billion at the time of purchase, while Growth & Income generally invests in issuers having capitalizations within the range of companies included in the Russell 1000® Index. In addition, Core Equity’s subadviser selects securities considered to be undervalued and that represent growth opportunities by focusing on a company’s sales, earnings and valuation, while Growth & Income’s security selection uses an econometric analysis of each sector and the industries therein, followed by a fundamental analysis within the industries to identify securities that the portfolio managers believe offer superior return opportunity.

Virtus Investment Advisers, Inc. (“VIA” or the “Adviser”) serves as the investment adviser to both Funds. BMO Asset Management Corp. (formerly Harris Investment Management, Inc.) serves as the investment subadviser for Core Equity, while Euclid Advisors LLC (“Euclid”) serves as the investment subadviser for Growth & Income.

This Prospectus/Proxy Statement explains concisely the information about Growth & Income that you should know before voting on the Plan. Please read it carefully and keep it for future reference. Additional information concerning each Fund and the Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission (“SEC”):

Information about Core Equity:	How to Obtain this Information:

Prospectus of Insight Trust relating to Core Equity, dated May 1, 2012, as supplemented

Statement of Additional Information of Insight Trust relating to Core Equity, dated May 1, 2012, as supplemented

Annual Report of Insight Trust relating to Core Equity for the year ended December 31, 2011

Copies are available upon request and without charge if you:

•       Visit www.virtus.com on the Internet;

•       Write to VP Distributors, LLC
100 Pearl Street
Hartford, CT 06103; or

•       Call (800) 243-1574 toll-free.

Information about Growth & Income:	How to Obtain this Information:

Prospectus of Equity Trust relating to Growth & Income, dated July 31, 2012, which accompanies this Prospectus/Proxy Statement

Statement of Additional Information of Equity Trust relating to Growth & Income, dated July 31, 2012

Annual Report of Equity Trust relating to Growth & Income for the year ended March 31, 2012

Copies are available upon request and without charge if you:

•       Visit www.virtus.com on the Internet;

•       Write to VP Distributors, LLC
100 Pearl Street
Hartford, CT 06103; or

•       Call (800) 243-1574 toll-free.

SUMMARY

THIS SECTION SUMMARIZES THE PRIMARY FEATURES AND CONSEQUENCES OF THE

REORGANIZATION. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS

IMPORTANT TO YOU. TO UNDERSTAND THE REORGANIZATION, YOU SHOULD READ THIS

ENTIRE PROSPECTUS/PROXY STATEMENT AND THE EXHIBIT.

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Prospectuses and Statements of Additional Information relating to the Funds and the form of the Plan, which is attached to this Prospectus/Proxy Statement as Exhibit A.

Why is the Reorganization being proposed?

The proposed Reorganization will allow shareholders of Core Equity to own a fund that is similar in style and with a greater amount of combined assets after the Reorganization. Growth & Income has a similar investment objective, and its performance for the three-year and year-to-date periods ended April 30, 2012 has exceeded that of Core Equity, although it underperformed for the one- and five-year periods. While the gross advisory fee for Growth & Income is higher than that of Core Equity, effective immediately upon the completion of the Reorganization, the Adviser to the Funds will contractually waive 0.05% of its advisory fee for Growth & Income so that it remains at the current advisory fee level for Core Equity for one year. While gross fund operating expenses will be higher after the Reorganization, net fund operating expenses will be lower due to a voluntary expense cap provided by the Adviser, although the Adviser may terminate this expense cap at any time. The Reorganization could create better efficiencies for the portfolio management team and perhaps lower expenses for Growth & Income as assets grow, which will benefit shareholders of Core Equity.

What are the key features of the Reorganization?

The Plan sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Plan generally provides for the following:

•	the transfer in-kind of all of the assets of Core Equity to Growth & Income in exchange for Class A, Class C and Class I shares of Growth & Income;

•	the assumption by Growth & Income of all of the liabilities of Core Equity;

•	the liquidation of Core Equity by distribution of Class A, Class C and Class I shares of Growth & Income to Core Equity’s shareholders; and

•	the structuring of the Reorganization in a manner intended to qualify as a tax-free reorganization for federal income tax purposes.

Subject to the required shareholder approval, the Reorganization is expected to be completed on or about October 5, 2012.

After the Reorganization, what shares will I own?

If you own Class A, Class C or Class I shares of Core Equity, you will own Class A, Class C or Class I shares, respectively, of Growth & Income. The new shares you receive will have the same total value as your shares of Core Equity, as of the close of business on the day immediately prior to the Reorganization.

How will the Reorganization affect me?

It is anticipated that the Reorganization will result in better operating efficiencies. Upon the reorganization of Core Equity into Growth & Income, operating efficiencies may be achieved by Growth & Income because it will have a greater level of assets. As of April 30, 2012, Core Equity’s net assets were approximately $88.3 million and Growth & Income’s net assets were approximately $112.9 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Total gross fund operating expenses for the 12 months ended December 31, 2011 for Class A, Class C and Class I shares of Core Equity are 1.28%, 2.03% and 1.08%, respectively, while total gross operating expenses for the 12 months ended March 31, 2012 for the Class A, Class C and Class I shares of Growth & Income are 1.48%, 2.23% and 1.23%, respectively; however, as a result of the Reorganization and contractual advisory fee waiver provided by the Adviser, Growth & Income’s expenses are expected to be reduced to 1.34%, 2.09% and 1.09% for the Class A, Class C and Class I shares, respectively, on a pro forma basis. In addition, the Adviser has voluntarily agreed to limit the total operating expenses (excluding interest, taxes, extraordinary expenses and acquired fund fees and expenses, if any) of Growth & Income upon completion of the Reorganization so that such expenses do not exceed, on an annualized basis, 1.25%, 2.00%, and 1.00% for the Class A, Class C and Class I shares, respectively. The Adviser may terminate these expense caps at any time.

After the Reorganization, the value of your shares will depend on the performance of Growth & Income rather than that of Core Equity. The Board of Trustees of each of Insight Trust and Equity Trust believes that the Reorganization will benefit both Core Equity and Growth & Income. The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $55,000, and will be split evenly between Core Equity and VIA.

Like Core Equity, Growth & Income will pay dividends from net investment income on a semiannual basis and will distribute net realized capital gains, if any, at least annually. These dividends and distributions will continue to be automatically reinvested in additional Class A, Class C and Class I shares of Growth & Income or distributed in cash, in accordance with your election.

How do the Trustees recommend that I vote?

The Trustees of Insight Trust, including the Trustees who are not “interested persons” as such term is defined in the 1940 Act (the “Disinterested Trustees”), have concluded that the Reorganization would be in the best interests of Core Equity and its shareholders, and that the shareholders’ interests will not be diluted as a result of the Reorganization. Accordingly, the Trustees have submitted the Plan for approval by the shareholders of Core Equity.

THE TRUSTEES RECOMMEND THAT YOU VOTE FOR THE PLAN AND THE

REORGANIZATION CONTEMPLATED THEREBY

Will I be able to purchase, exchange and redeem shares and receive distributions in the same way?

The Reorganization will not affect your right to purchase and redeem shares, to exchange shares or to receive distributions. After the Reorganization, you will be able to purchase additional Class A, Class C and Class I shares, as applicable, of Growth & Income in the same manner as you did for your shares of Core Equity before the Reorganization. For more information, see “Purchase and Redemption Procedures,” “Exchange Privileges” and “Dividend Policy” below.

How do the Funds’ investment objectives and principal investment strategies compare?

The investment objective of Core Equity is similar to that of Growth & Income in that both Funds seek capital appreciation, but Growth & Income also seeks current income. The investment objectives of both Core Equity and Growth & Income are non-fundamental, which means that each may be changed by vote of the respective Fund’s Trustees and without shareholder approval, upon 60 days notice. The investment strategies of the Funds are substantially similar.

The following tables summarize a comparison of Core Equity and Growth & Income with respect to their investment objectives and principal investment strategies, as set forth in the Prospectuses and Statements of Additional Information relating to the Funds.

	Core Equity	Growth & Income

Investment Objective	Providing capital appreciation.	Capital appreciation and current income.

Principal Investment Strategies

Normally invests at least 80% of its assets in common stocks. These stocks are generally of companies with market capitalizations in excess of $1 billion at time of purchase. As of December 31, 2011, the market capitalizations of the equity issuers in which the Fund was invested ranged from $1 billion to $508 billion.

The subadviser selects securities that it considers to be undervalued and to represent growth opportunities. The subadviser considers many factors, but there is a focus on a company’s sales, earnings and valuation.

Invests in equity securities, primarily common stocks. Under normal circumstances, will invest at least 65% of its assets in common stocks; however, the subadviser intends to invest nearly all of the Fund’s assets in common stocks, rather than holding significant amounts of cash and short-term investments.

The subadviser employs a Growth at a Reasonable Price (GARP) philosophy in its security selection process. Generally, the Fund invests in issuers having capitalizations within the range of companies included in the Russell 1000® Index; however, the Fund may invest in mid- and small-cap issuers as well. Security selection begins with a top-down approach and econometric analysis of each sector. Each sector is then analyzed at the industry level. A fundamental analysis is then conducted within the industries to identify securities that the portfolio managers believe offer superior return opportunity. As of March 31, 2012, the market capitalization of companies included in the Russell 1000® Index was $123.9 million to $559 billion.

The principal risks of the Funds are identical. For a discussion of the Funds’ principal risks, see the section entitled “Risks” below.

The Funds have other investment policies, practices and restrictions which, together with their related risks, are also set forth in the Prospectuses and Statements of Additional Information of the Funds.

Although Core Equity and Growth & Income have similar investment objectives and substantially similar investment strategies, all or a substantial portion of the securities held by Core Equity may be sold after the Reorganization in order to comply with the investment practices of Growth & Income in connection with the Reorganization. For any such sales, the transaction costs will be borne by Growth & Income. Such costs are ultimately borne by the surviving Fund’s shareholders. In addition, the disposition of assets acquired through the Reorganization by Growth & Income may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders.

How do the Funds’ fees and expenses compare?

Core Equity offers three classes of shares (Class A, Class C and Class I). Growth & Income offers four classes of shares (Class A, Class B, Class C and Class I). Growth & Income’s Class B shares are not part of this Reorganization and are not discussed in this document; however, you may refer to Growth & Income’s Prospectus and Statement of Additional Information for more information on its Class B shares. You will not pay any initial or deferred sales charge in connection with the Reorganization.

The following tables allow you to compare the various fees and expenses that you may pay for buying and holding Class A, Class C and Class I shares of each of the Funds. The columns entitled “Growth & Income (Pro Forma)” show you what fees and expenses are estimated to be assuming the Reorganization takes place.

The amounts for the Class A, Class C and Class I shares of Core Equity and Growth & Income, set forth in the following tables and in the examples, are based on the expenses for the 12-month periods ended December 31, 2011 and March 31, 2012, respectively. The amounts for Class A, Class C and Class I shares of Growth & Income (Pro Forma) set forth in the following tables and in the examples are based on what the estimated expenses of Growth & Income would have been for the 12-month period ended March 31, 2012, assuming the Reorganization had taken place on April 1, 2011.

Shareholder Fees (fees paid directly from your investment)

	Core Equity Class A		Growth & Income Class A		Growth & Income (Pro Forma) Class A
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		5.75%		5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00	%(a)	1.00	%(a)	1.00	%(a)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None
Redemption Fee	None		None		None
Exchange Fee	None		None		None

Fees and Expenses (as a percentage of average daily net assets)

	Core Equity Class A	Growth & Income Class A	Growth & Income (Pro Forma) Class A
Management Fees	0.70%	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees(c)	0.25%	0.25%	0.25%
Other Expenses	0.33%	0.48%	0.39%
Total Annual Gross Fund Operating Expenses	1.28%	1.48%	1.39%
Contractual Fee Waiver	n/a	n/a	(0.05	%)(b)
Total Annual Fund Operating Expenses After Contractual Fee Waiver	n/a	n/a	1.34%

Shareholder Fees (fees paid directly from your investment)

	Core Equity Class C		Growth & Income Class C		Growth & Income (Pro Forma) Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00	%(d)	1.00	%(d)	1.00	%(d)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None
Redemption Fee	None		None		None
Exchange Fee	None		None		None

Fees and Expenses (as a percentage of average daily net assets)

	Core Equity Class C	Growth & Income Class C	Growth & Income (Pro Forma) Class C
Management Fees	0.70%	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees(c)	1.00%	1.00%	1.00%
Other Expenses	0.33%	0.48%	0.39%
Total Annual Fund Operating Expenses	2.03%	2.23%	2.14%
Contractual Fee Waiver	n/a	n/a	(0.05	%)(b)
Total Annual Fund Operating Expenses After Contractual Fee Waiver	n/a	n/a	2.09%

Shareholder Fees (fees paid directly from your investment)

	Core Equity Class I	Growth & Income Class I	Growth & Income (Pro Forma) Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fee	None	None	None
Exchange Fee	None	None	None

Fees and Expenses (as a percentage of average daily net assets)

	Core Equity Class I		Growth & Income Class I	Growth & Income (Pro Forma) Class I
Management Fees	0.70%		0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees(c)	None		None	None
Shareholder Services Fee	0.05	%(e)	None	None
Other Expenses	0.33%		0.48%	0.39%
Total Annual Fund Operating Expenses	1.08%		1.23%	1.14%
Contractual Fee Waiver	n/a		n/a	(0.05	%)(b)
Total Annual Fund Operating Expenses After Contractual Fee Waiver	n/a		n/a	1.09%

(a)	Generally, Class A Shares are not subject to any charges by the Fund when redeemed; however, a contingent deferred sales charge may be imposed on certain redemptions within 18 months on exchanges from a Virtus non-money market into a Virtus money market fund and purchases on which a finder’s fee has been paid. The 18 month period begins on the last day of the month preceding the month in which the purchase was made.
(b)	Effective immediately upon the completion of the Reorganization, the Adviser will contractually waive 0.05% of its advisory fee for one year.
(c)	Distribution and Shareholder Servicing (12b-1) Fees represent an asset-based sales charge that, for a long-term shareholder, over time may be higher than the maximum front-end sales charge permitted by the Financial Industry Regulatory Authority (“FINRA”).
(d)	The deferred sales charge is imposed on Class C shares redeemed during the first year only.
(e)	Core Equity has a separate shareholder service fee plan for Class I shares, which is currently waived.

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Funds and Growth & Income (Pro Forma), assuming the Reorganization takes place, with the cost of investing in other funds. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.

Examples of Fund Expenses

	Class A
	One Year	Three Years	Five Years	Ten Years
Core Equity	$698	$958	$1,237	$2,031

Growth & Income	$717	$1,016	$1,336	$2,242

Growth & Income (Pro Forma)	$704	$985	$1,287	$2,143

	Class C
	One Year	Three Years	Five Years	Ten Years
Core Equity	$306	$637	$1,093	$2,358

Growth & Income	$326	$697	$1,195	$2,565

Growth & Income (Pro Forma)	$312	$665	$1,144	$2,468

	Class I
	One Year	Three Years	Five Years	Ten Years
Core Equity	$110	$343	$595	$1,317

Growth & Income	$125	$390	$676	$1,489

Growth & Income (Pro Forma)	$111	$357	$622	$1,381

You would pay the following expenses if you did not redeem your shares:

	Class C
	One Year	Three Years	Five Years	Ten Years
Core Equity	$206	$637	$1,093	$2,358

Growth & Income	$226	$697	$1,195	$2,565

Growth & Income (Pro Forma)	$212	$665	$1,144	$2,468

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds’ performance. During the most recent fiscal year, Core Equity’s portfolio turnover rate was 72% of the average value of its portfolio, while Growth & Income’s portfolio turnover rate was 51% of the average value of its portfolio.

How do the Funds’ performance records compare?

The following charts show how the Class A shares of Core Equity and Growth & Income have performed in the past. The Class I shares of Core Equity commenced operations on February 23, 1996, the Class A shares commenced operations on February 4, 1999 and the Class C shares commenced operations on June 26, 2006. The Class A and Class C shares of Growth & Income commenced operations on September 25, 1997 and the Class I shares commenced operations on November 13, 2007. Past performance, before and after taxes, is not an indication of future results.

Effective immediately upon the completion of the Reorganization, the Adviser will contractually reduce its advisory fee for one year to the following rates:

First $1 billion	0.70%
Over $1 billion up to $2 billion	0.65%
Over $2 billion	0.60%

Subadvisory Fees

Under the terms of the Subadvisory Agreement, the Subadviser is paid by the Adviser for providing advisory services to Growth & Income. The Fund does not pay a fee to the Subadviser. The Adviser pays the Subadviser a subadvisory fee at the rate of 50% of the net advisory fee.

What will be the primary federal tax consequences of the Reorganization?

Prior to or at the completion of the Reorganization, the Funds will have received an opinion from the law firm of McDermott Will & Emery LLP that, for federal income tax purposes, the Reorganization contemplated by the Plan should qualify as a tax-free reorganization described in section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that each Fund should be “a party to a reorganization,” within the meaning of section 368(b) of the Code.

If the Reorganization qualifies as a tax-free reorganization and each of the Funds is a party to a reorganization, as described above, then, as a result, for federal income tax purposes, no gain or loss will be recognized by Core Equity or its shareholders as a result of receiving shares of Growth & Income in connection with the Reorganization. The holding period and aggregate tax basis of the shares of Growth & Income that are received by the shareholders of Core Equity will be the same as the holding period and aggregate tax basis of the shares of Core Equity previously held by such shareholders, provided that such shares of Core Equity are held as capital assets. In addition, no gain or loss will be recognized by Growth & Income upon the receipt of the assets of Core Equity in exchange for shares of Growth & Income and the assumption by Growth & Income of Core Equity’s liabilities, and the holding period and tax basis of the assets of Core Equity in the hands of Growth & Income as a result of the Reorganization will be the same as in the hands of Core Equity immediately prior to the Reorganization.

RISKS

Are the risk factors for the Funds similar?

Yes. The risk factors are identical due to the similar investment objectives and substantially similar investment policies of the Funds. The risks of Growth & Income are described in greater detail in that Fund’s Prospectus and Statement of Additional Information.

What are the primary risks of investing in each Fund?

An investment in each Fund is subject to certain risks. There is no assurance that investment performance of either Fund will be positive or that the Funds will meet their investment objectives. The following disclosure highlights the primary risks associated with investment in each of the Funds.

Each of the Funds is subject to Equity Securities Risk and Market Volatility Risk.

•

Equity Securities Risk—Generally, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, equity securities will respond to events that affect entire financial markets or industries (such as changes in inflation or consumer demand) and to events that affect particular issuers (such as news about the success or failure of a new product). Equity securities also are subject to “stock market risk,” meaning that stock prices in general may decline over short or extended periods of time. When the value of the stocks held by the fund goes down, the value of the fund’s shares will be affected.

•

Market Volatility Risk—The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or may last for extended periods. Instability in the financial markets has led to volatile financial markets that expose the fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments that it holds. In response to financial markets that experienced extreme volatility, and in some cases a lack of liquidity, the U.S. Government has taken a number of unprecedented actions, including acquiring distressed assets from financial institutions and acquiring ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear. Additional legislation or government regulation may also change the way in which funds themselves are regulated, which could limit or preclude a fund’s ability to achieve its investment objective.

Please refer to each Fund’s Prospectus and Statement of Additional Information for more information on risks.

INFORMATION ABOUT THE REORGANIZATION

At a regular meeting held on June 4-6, 2012, all of the Trustees of Insight Trust on behalf of Core Equity, including the Disinterested Trustees, considered and approved the Reorganization as set forth in the Plan. They determined that the Reorganization was in the best interests of Core Equity and its shareholders, and that the interests of existing shareholders of Core Equity will not be diluted as a result of the transactions contemplated by the Reorganization.

Before approving the Plan, the Trustees evaluated extensive information provided by the management of the Funds and reviewed various factors about the Funds and the proposed Reorganization. The Trustees noted that Growth & Income has a similar investment objective and substantially similar investment strategies as Core Equity. They further noted that Growth & Income’s performance for the three-year and year-to-date periods ended April 30, 2012 exceeded that of Core Equity, although it underperformed for the one- and five-year periods. In addition, effective immediately upon the completion of the Reorganization, the Adviser will contractually waive 0.05% of its advisory fee for Growth & Income for one year.

The Trustees considered the relative asset size of each Fund, including the benefits of creating an entity with a higher combined level of assets.

In addition, the Trustees considered, among other things:

•	the terms and conditions of the Reorganization;

•	the fact that the Reorganization would not result in the dilution of shareholders’ interests;

•	the fact that VIA and Core Equity will equally bear the expenses incurred in connection with the Reorganization;

•	the benefits to shareholders, including from operating efficiencies, which may be achieved from combining the Funds;

period of the shares of Growth & Income received by each shareholder of Core Equity will include the period during which the shares of Core Equity exchanged therefor were held by such shareholder (provided that the shares of Core Equity are held as capital assets on the date of the Reorganization); and

5.	The tax basis of the assets of Core Equity acquired by Growth & Income will be the same as the tax basis of such assets to Core Equity immediately prior to the Reorganization, and the holding period of such assets in the hands of Growth & Income will include the period during which the assets were held by Core Equity.

Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated, but does not qualify as a tax-free reorganization under the Code, Core Equity would recognize gain or loss on the transfer of its assets to Growth & Income and each shareholder of Core Equity would recognize a taxable gain or loss equal to the difference between its tax basis in its Core Equity shares and the fair market value of the shares of Growth & Income it received.

Growth & Income’s utilization after the Reorganization of any pre-Reorganization losses realized by Growth & Income to offset income or gain realized by Core Equity could be subject to limitation. Core Equity has capital loss carryovers of approximately $4,913,000, all expiring in 2017. Shareholders of Core Equity should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.

Pro Forma Capitalization

The following table sets forth the capitalization of the Funds as of March 31, 2012, and the capitalization of Growth & Income on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 1.1393 Class A shares, 1.1748 Class C shares and 1.1599 Class I shares of Growth & Income for each Class A, Class C and Class I share, respectively, of Core Equity.

Capitalization of Core Equity, Growth & Income and Growth & Income (Pro Forma)

	Core Equity	Growth & Income	Adjustments		Growth & Income (Pro Forma) After Reorganization
Net Assets (in 000s)

Class A	$17,689	$79,934	$(5	)(a)	$97,618

Class B	—	$2,847			$2,847

Class C	$504	$25,978			$26,482

Class I	$70,882	$6,167	$(23	)(a)	$77,026
Total Net Assets	$89,075	$114,926	$(28)		$203,973
Net Asset Value Per Share

Class A	$20.43	$17.93			$17.93

Class B	—	$17.08			$17.08

Class C	$20.03	$17.05			$17.05

Class I	$20.77	$17.91			$17.91

Pro Forma Financial Information for the Period Ending March 31, 2012

Combination of Virtus Core Equity Fund into Virtus Growth & Income Fund

(in thousands)

The unaudited pro forma information provided herein should be read in conjunction with the audited Annual report of Virtus Core Equity Fund dated December 31, 2011 and Virtus Growth & Income Fund dated March 31, 2012, which is on file with the SEC and is available at no charge.

The unaudited pro forma information set forth below for the period ended March 31, 2012 is intended to present ratios and supplemental data as if the Reorganization of Virtus Core Equity Fund (the “Predecessor Fund”) into Virtus Growth & Income Fund (the “Successor Fund”) had taken place on April 1, 2011. The Reorganization is intended to allow shareholders of the Predecessor Fund to own a fund that is similar in style and with a greater amount of combined assets after the Reorganization. The Predecessor Fund is sub-advised by BMO Asset Management Corp. (formerly Harris Investment Management, Inc.) and the Successor Fund is sub-advised by Euclid Advisors LLC.

The Funds have the same investment advisor, distributor, administrator, transfer agent, and custodian. Each of such service providers has entered into an agreement with the Funds which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund.

Although the Funds have similar investment objectives and substantially similar investment strategies, all or a substantial portion of the securities held by the Predecessor Fund may be sold after the Reorganization in order to comply with the investment practices of the Successor Fund in connection with the Reorganization. The Successor Fund is expected to sell any securities held by the Predecessor Fund that fall outside of its holdings strategy. The securities to be sold and the related costs of those transactions will be determined by the subadviser of the Successor Fund after the Reorganization is complete and it begins management of the combined assets of the Funds. For any such sales, the transaction costs will be borne by the Successor Fund. Such costs are ultimately borne by the Successor Fund’s shareholders.

As of March 31, 2012, the net assets of the Predecessor Fund were $89,075 and of the Successor Fund were $114,926. The net assets of the combined fund as of March 31, 2012 would have been $203,973 (after accounting for $28 in Reorganization expenses). The Successor Fund’s net asset value per share after the Reorganization assumes the increase of shares of the Successor Fund at March 31, 2012 in connection with the proposed Reorganization. The amount of increased shares was calculated based on the net assets, as of March 31, 2012, of the Predecessor Fund of $17,689, $504, and $70,882 for Class A, Class C and Class I, respectively, and the net asset value of the Successor Fund of $17.93, $17.05 and $17.91 for Class A, Class C and Class I, respectively. Shares of the Successor Fund were increased by 121 for Class A, 4 for Class C and 346 for Class I in exchange for Class A, Class C and Class I shares, respectively of the Predecessor Fund.

On a pro forma basis for the twelve months ended March 31, 2012, the proposed Reorganization would result in a decrease of $131 in other operating expenses and a decrease of $110 in reimbursement by the investment adviser.

The Predecessor Fund’s gross annual operating expenses as of March 31, 2012 were 1.26%, 2.01% and 1.07% for Class A, Class C and Class I, respectively. The Successor Fund’s gross annual operating expenses were 1.48%, 2.23% and 1.23% for Class A, Class C and Class I, respectively. As a result of the Reorganization, the Successor Fund’s expenses are expected to decrease to 1.34%, 2.09% and 1.09% for the Class A, Class C and Class I shares, respectively, on a pro forma basis. The advisor will contractually waive 0.05% of the Successor Fund’s advisory fee for 1 year. The adviser will also continue to voluntarily limit the total operating expenses (excluding interest, taxes, and extraordinary expenses) of the Successor Fund after the Reorganization for Class A, Class C and Class I shares to 1.25%, 2.00%, and 1.00% respectively. The Adviser may discontinue these reimbursement arrangements at any time.

The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $55, and will be paid by the Adviser and the Predecessor Fund, and the cost will be shared evenly.

No significant accounting policies will change as a result of the proposed Reorganization, specifically, policies regarding valuation and Subchapter M compliance. The accounting survivor in the proposed Reorganization will be the Successor Fund.

The Funds have capital loss carryovers, which may be used to offset future capital gains. The Predecessor Fund has capital loss carryovers of $4,913 expiring in 2017. The Successor Fund has capital loss carryovers of $119 expiring in 2017 and $27,247 expiring in 2018, totaling $27,366. The Funds may not realize the benefit of these losses to the extent the Surviving Fund does not realize gains on investments prior to the expiration of the capital loss carryover.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368 of the Code. As a condition to the closing of the Reorganization, the Funds will receive an opinion from the law firm of McDermott Will & Emery LLP to the effect that, based upon certain facts, assumptions, and representations, the Reorganization contemplated by the Plan should, for federal income tax purposes, qualify as a tax-free reorganization described in section 368(a) of the Code, and that each Fund should be “a party to a reorganization,” within the meaning of section 368(b) of the Code.